

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2018

Michael J. Burwell
Chief Financial Officer
WILLIS TOWERS WATSON PLC
51 Lime Street
London EC3M 7DQ
England

> Re:  **WILLIS TOWERS WATSON PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-16503**

Dear Mr. Burwell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 80

1.  Based on the language provided in the audit reports of your successor and predecessor auditor, it does not appear to us that either auditor has taken audit responsibility in their reports for the adjustments made to the prior periods presented in your financial statements stemming from the change to your reportable segment structure and your adoption of ASU 2016-09 on a full retrospective basis. Please amend your filing to include an audit report that takes responsibility for the adjustments or advise us why an amendment is not necessary. Refer to AS 3105 and the PCAOB's Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor

Auditor.

Note 13-Commitments and Contingencies, page 129

2.      On January 9, 2018 you reached a "settlement in principle" regarding your ongoing litigation with the City of Houston, which subject to completion and approval, would require you to pay $40,000,000.  Please explain to us why you believe it was appropriate to only accrue an $11,000,000 contingent liability as of December 31, 2017. Refer to ASC 450.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Jacob Luxenburg at (202) 551-2339 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance